UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

On July 16, 2018, Despegar.com, Corp, (the “Company”) announced that Mike Doyle has tendered his resignation as Chief Financial Officer effective August 31, 2018.  On July 13, 2018, the Board of Directors appointed Mr. Doyle to the Company’s Board of Directors as a Class I Director with effect 1 September 2018.

The Company’s Board of Directors has already begun a search for a new Chief Financial Officer. In connection with Mr. Doyle’s resignation, the Company announced the appointment of Ms. Maria Bettina Zubin, as Interim CFO.  Ms. Zubin is currently the Company’s Controller. Previously she was employed at The Coca-Cola Company, where she was most recently Director, heading the Buenos Aires Delivery Center for the Americas.  Ms.  Zubin brings 25 years of accounting and financial experience in positions of increasing responsibility at large global companies.  She holds Bachelor degrees in Business Administration and Accounting from Buenos Aires University and an M.B.A. from CEMA University.

Despegar.com Announces Organizational Changes

CFO Resigning and Appointed to the Board of Directors, Controller Appointed Interim CFO

Board Commences Search for Permanent CFO

BUENOS AIRES, Argentina--(BUSINESS WIRE)--July 16, 2018--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced that Mike Doyle, the Company’s Chief Financial Officer, has tendered his resignation effective August 31, 2018 and has accepted a new position at a non-competing US-based company in order to relocate closer to family. To ensure continuity, Mike has been appointed member of the Board of Directors effective September 1, 2018. Despegar expects to release second quarter 2018 results and hold its earnings conference call on or about August 16, 2018.

The Company’s Board of Directors has already begun a search for a new Chief Financial Officer. In connection with Mr. Doyle’s resignation, the Company announced the appointment of Ms. Maria Bettina Zubin, as Interim CFO. Ms. Zubin is currently the Company’s Controller. Previously she was employed at The Coca-Cola Company, where she was most recently Director, heading the Buenos Aires Delivery Center for the Americas. Ms. Zubin brings 25 years of accounting and financial experience in positions of increasing responsibility at large global companies. She holds Bachelor degrees in Business Administration and Accounting from Buenos Aires University and an M.B.A. from CEMA University.

Commenting on the announcement, Damian Scokin, Chief Executive Officer, said, “On behalf of the Board of Directors, I thank Mike for his contributions over the past five years including taking us through the significant milestone of the Company’s Initial Public Offering. In his upcoming role as a new member of the Board of Directors, Despegar will benefit from his valuable insight as we continue to grow the business.” Mr. Scokin further commented, “Maria Bettina Zubin, with more than two decades of solid finance experience will ensure a seamless transition while the Board undertakes the search for a permanent CFO.”

Mike Doyle, commented, “I am proud of the strong position Despegar has achieved as the leading OTA in Latin America and have confidence in the Company’s talented team, solid strategy and opportunities ahead. I am fully committed to ensuring a smooth transition and look forward to continue working with the Company in a new role as a Board member.”

About Despegar.com

Despegar is the leading online travel company in Latin America. Operating across 20 countries, Despegar provides a broad suite of travel products, including airline tickets, travel packages, hotel bookings and other travel products to over 17 million customers. With a mission “to make travel possible”, the Company’s one-stop marketplace enables millions of users to find, compare, plan and easily purchase travel services and products. Through Despegar’s websites and leading mobile apps, it offers products from over 300 airlines, more than 450,000 accommodation options, as well as approximately 1,000 car rental agencies and approximately 240 destination services suppliers with more than 7,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

CONTACT:
Investor Relations
Despegar.com, Corp.
Javier Kelly, +54 11 5173 3501
investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: July 16, 2018